Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 9, 2021

Relating to Preliminary Prospectus Supplement dated March 8, 2021

Registration Statement No. 333-253986

ITRON, INC.

3,888,889 SHARES OF COMMON STOCK

PRICING TERM SHEET

This pricing term sheet of Itron, Inc. (the “Company”) relates only to the offering of shares of its common stock described in, and should be read together with, the preliminary prospectus supplement, dated March 8, 2021 (the “Preliminary Prospectus Supplement”), which supplements the prospectus included in the Company’s Registration Statement on Form S-3, as amended (File No. 333-253986), as filed with the U.S. Securities and Exchange Commission (the “SEC”), before deciding to invest in the common stock offered thereby. Capitalized terms used but not defined in this term sheet have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Itron, Inc.

Ticker/Exchange for Common Stock:	ITRI/The NASDAQ Global Select Market (“Nasdaq”)

Number of Shares Offered:	3,888,889 shares of common stock

Underwriters’ Option:	The Company has granted the underwriters a 30-day option to purchase an additional 583,333 shares of common stock at the public offering price, less underwriting discounts

Pricing Date:	March 9, 2021

Trade Date:	March 10, 2021

Settlement Date:	March 12, 2021

Nasdaq Last Reported Sale Price of Company’s Common Stock on Pricing Date:	$93.62 per share

Public Offering Price:	$90.00 per share

Net Proceeds to the Company After Underwriters’ Discounts and After Offering Expenses:

$336.2 million ($387.0 million if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriting discounts and commissions and after estimated offering expenses payable by the Company.

The Company intends to use the net proceeds from this offering, together with cash on hand, to repay outstanding term loan borrowings under the 2018 Credit Facility and to pay all fees and expenses related to this offering and such repayment.

Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Cowen & Co. LLC Raymond James & Associates, Inc. Robert W. Baird & Co. Incorporated Stephens Inc.

Concurrent Offering:	Concurrently with this offering, the Company priced a private offering of $400,000,000 aggregate principal amount of 0.00% Convertible Senior Notes due 2026 (the “Convertible Notes”) (or up to $460,000,000 aggregate principal amount of the Notes if the initial purchasers of the Concurrent Offering exercise in full their option to purchase additional Convertible Notes) at 100% of the principal amount (the “Concurrent Offering”). The conversion rate for the Convertible Notes will initially be 7.9365 shares of common stock per $1,000 principal amount of Convertible Notes, which represents an initial conversion price of $126.00 per share (representing a premium of 40.00% over the Public Offering Price).

Nothing contained herein shall constitute an offer to sell or a solicitation of an offer to buy any securities being offered in the Concurrent Offering. The completion of this offering is not contingent on the completion of the Concurrent Offering (nor is the completion of the Concurrent Offering contingent on the completion of this offering).

THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THE OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU A PROSPECTUS IF YOU REQUEST IT BY CALLING J.P. MORGAN SECURITIES LLC AT 1-212-834-4533 (COLLECT) OR WELLS FARGO SECURITIES, LLC AT 1-800-645-3741 (COLLECT).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.